FOUR SEASONS HOTELS INC.

ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

FOUR SEASONS HOTEL
21 AVENUE ROAD
TORONTO, ONTARIO
ON
WEDNESDAY, MAY 17, 2006
AT 10:00 A.M. (TORONTO TIME)

THIS BOOKLET CONTAINS IMPORTANT INFORMATION – PLEASE READ IT

April 4, 2006

Dear Shareholder:

We would like to invite you to attend our annual and special meeting, which will be held at the Four Seasons Hotel at 21 Avenue Road in Toronto at 10:00 a.m. (Toronto time) on Wednesday, May 17, 2006. The notice of meeting and circular that accompany this letter describe the business to be conducted at the meeting.

Even if you cannot attend the meeting, it is important that your shares be represented and voted by using the enclosed form of proxy. We encourage you to read the circular and vote as soon as possible. We look forward to your participation.

Sincerely,

ISADORE SHARP,

Chairman and

Chief Executive Officer

(i)

Four Seasons Hotels Inc.

Annual and Special Meeting of Shareholders

THIS BOOKLET EXPLAINS:

•	details of the matters to be voted upon at the meeting, and
•	how to exercise your vote even if you cannot attend the meeting.

THIS BOOKLET CONTAINS:

•	the notice of the meeting,
•	the management information circular for the meeting,
•	a proxy form that you may use to vote your shares without attending the meeting, and
•	a request form that you may use to request a copy of our annual and interim financial statements by mail.

REGISTERED SHAREHOLDERS

A form of proxy accompanies this booklet. This form may be used to vote your shares if you are unable to attend the meeting in person. Instructions on how to vote using this form are found on pages 2 to 4 of the circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or other intermediary, you will not be able to vote unless you carefully follow the instructions provided by your intermediary.

SHAREHOLDER MATERIALS

If you are not a registered shareholder and wish to receive (or continue to receive) our annual and quarterly interim financial statements (and the related management’s discussion and analysis) by mail, you must complete and return the enclosed request form. Our financial results are announced by media release, and our financial statements, related management’s discussion and analysis and annual information form (as well as other corporate information, including corporate governance materials) are available on our website at www.fourseasons.com and at www.sedar.com.

THE ACCOMPANYING CIRCULAR AND FORM OF PROXY ARE FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF MANAGEMENT FOR USE AT THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 17, 2006 AND ANY ADJOURNMENTS OF THAT MEETING.

(ii)

(iii)

Four Seasons Hotels Inc.

Notice of Annual and Special Meeting

of Shareholders

The annual and special meeting of shareholders of Four Seasons Hotels Inc. will be held

on:	Wednesday, May 17, 2006
at:	10:00 a.m. (Toronto time)
at the:	Four Seasons Hotel 21 Avenue Road Toronto, Ontario

to:

•	receive the financial statements for the year ended December 31, 2005 and the auditor’s report on those statements,
•	elect directors,
•	appoint the auditor and authorize the directors to fix, based on the recommendation of the Audit Committee, the auditor’s remuneration,
•

consider and, if deemed advisable, to pass, with or without variation, a resolution (the full text of which is set out as Schedule A to the accompanying management information circular) ratifying and confirming the continued application of the mechanism to adjust the voting rights of the Variable Multiple Voting Shares upon the issuance of Limited Voting Shares, and

•	transact any other business that properly may be brought before the meeting and any adjournment of the meeting.

BY ORDER OF THE BOARD

RANDOLPH WEISZ
Toronto, Ontario	Executive Vice President
April 4, 2006	General Counsel and Secretary

Four Seasons Hotels Inc.

Management Information Circular

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of management for use at the annual and special meeting of shareholders that is to be held at the time and place and for the purpose described in the accompanying notice of the meeting.

The information in this circular is current as of April 4, 2006, unless otherwise indicated.

Unless otherwise indicated, all amounts in this circular are in Canadian dollars.

VOTING AT THE MEETING

Who Can Vote

April 10, 2006 is the record date to determine shareholders who are entitled to receive notice of the meeting. Registered shareholders at the close of business on that date will be entitled to vote at the meeting, except to the extent that they have transferred any of their shares after that date and the new holder produces properly endorsed certificates evidencing those shares (or otherwise establishes proper ownership) and demands at any time before the meeting to be included in the list of shareholders eligible to vote at the meeting.

Holders of Limited Voting Shares are entitled to vote on all matters that come before the meeting. Holders of Variable Multiple Voting Shares are entitled to vote on all matters that come before the meeting, other than the election as directors of the two individuals indicated under the heading “Nominees for Election by the Holders of Limited Voting Shares” and the ratification and confirmation of the voting rights adjustment mechanism of the Variable Multiple Voting Shares.

As at April 4, 2006, 33,029,478 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares were outstanding. Each Limited Voting Share entitles the holder to one vote, and each Variable Multiple Voting Share entitles the holder to 16.15 votes.

Voting By Registered Shareholders

The following instructions are for registered shareholders only. If you are a non-registered beneficial shareholder, please follow your intermediary’s instructions on how to vote your shares.

Voting in Person

Registered shareholders of Limited Voting Shares and Variable Multiple Voting Shares who attend the meeting may vote the shares registered in their names on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon your arrival at the meeting.

Voting by Proxy

If you are a registered shareholder but do not plan to come to the meeting, you may vote by using a form of proxy to appoint someone to come to the meeting as your proxyholder. You either can tell that person how you want your shares to be voted or let that person choose how to vote your shares.

What Is a Proxy?

A proxy is a document that authorizes another person to attend the meeting and cast votes at the meeting on behalf of a registered shareholder. If you are a registered shareholder, you can use the accompanying proxy form. You may also use any other legal form of proxy.

How do You Appoint a Proxyholder?

Your proxyholder is the person you appoint to cast your votes for you at the meeting. The persons named in the enclosed form of proxy are senior officers of Four Seasons. You may choose those individuals or any other person to be your proxyholder. Your proxyholder does not have to be a shareholder of Four Seasons. If you want to authorize a senior officer of Four Seasons as your proxyholder, please leave the line near the top of the proxy form blank, as their names are pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the enclosed proxy form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation of the meeting that may occur if the meeting is adjourned.

How Will a Proxyholder Vote?

If you mark on the proxy how you want to vote on a particular issue (by checking FOR, AGAINST or WITHHOLD), your proxyholder must cast your votes as instructed. By checking “WITHHOLD” on the proxy form, you will be abstaining from voting.

If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder is entitled to vote your shares as he or she sees fit. If your proxy does not specify how to vote on any particular matter, and if you have authorized a senior officer of Four Seasons to act as your proxyholder, your shares will be voted at the meeting:

FOR election of the nominees named in the circular as directors,
FOR the appointment of KPMG LLP as auditor (and the authorization of the directors to fix KPMG’s remuneration, based on the recommendation of the Audit Committee), and
FOR the ratification and confirmation of the continued application of the mechanism to adjust the voting rights of the Variable Multiple Voting Shares upon the issuance of Limited Voting Shares.

For more information on these matters, please see the description of the “Business of the Meeting” beginning on page 6.

If any amendments are proposed to these matters, or if any other matters properly arise at the meeting, your proxyholder can vote your shares as he or she sees fit. The notice of the meeting sets out all the matters to be presented at the meeting that are known to management as of April 4, 2006.

How do You Deposit a Proxy?

To be valid, the proxy must be filled out, correctly signed (exactly as your name appears on the proxy form) and returned to the Toronto office of our transfer agent, Computershare Trust Company of Canada, by delivering it to:

100 University Avenue

9th Floor

Toronto, Ontario

M5J 2Y1

Fax: (416) 263-9524 or 1-866-249-7775 (toll-free in Canada and the United States)

by 4:30 p.m. (Toronto time) on May 16, 2006 (or the last business day before any reconvened meeting if the meeting is adjourned) or by presenting it to the Chairman of the meeting before commencement of the meeting (or before the reconvened meeting if the meeting is adjourned).

How Do You Revoke Your Proxy?

If you want to revoke your proxy after you have delivered it, another properly executed form of proxy bearing a later date should be delivered by you as set out above under “How do You Deposit a Proxy?” or you can clearly indicate in writing that you want to revoke your proxy and deliver this written document to Four Seasons at:

1165 Leslie Street

Toronto, Ontario

M3C 2K8

Attention: Corporate Secretary

Fax: (416) 441-4349

This revocation must be received by 4:30 p.m. (Toronto time) on May 16, 2006 (or the last business day before the date of the reconvened meeting if the meeting is adjourned) or by the Chairman of the meeting before commencement of the meeting (or before the reconvened meeting if the meeting is adjourned), or in any other way permitted by law.

If you revoke your proxy and do not replace it with another form of proxy that is properly deposited, you may still vote shares registered in your name in person at the meeting.

Voting By Non-Registered Beneficial Shareholders

You may be a non-registered beneficial shareholder (as opposed to a registered shareholder) if your shares are held on your behalf, or for your account, by an intermediary, such as a broker, a securities dealer, a bank or a trust company. Intermediaries generally are required to forward meeting materials to the persons for whom they hold shares. If you are a non-registered beneficial shareholder, it is your intermediary that legally will be entitled to vote your shares at the meeting. To vote your shares, you must carefully follow the instructions that your intermediary provides you. Instead of completing the form of proxy that we have provided, you likely will be asked to complete and deliver a different form to your intermediary. This form will instruct the intermediary how to vote your shares at the meeting on your behalf.

As a non-registered beneficial shareholder, while you are invited to attend the meeting, you will not be entitled to vote at the meeting unless you make the necessary arrangements with your intermediary to do so.

How Will Resolutions be Passed?

All matters that are scheduled to be voted upon at the meeting, other than the resolution ratifying and confirming the mechanism to adjust the voting rights of the Variable Multiple Voting Shares, are ordinary resolutions. Ordinary resolutions are passed by a simple majority: if more than half of the votes that are cast are in favour of the resolution, the resolution passes. The resolution relating to the confirmation and ratification of the voting rights adjustment mechanism of the Variable Multiple Voting Shares will be passed if a majority of the votes cast by holders of Limited Voting Shares, other than “prescribed holders of Limited Voting Shares” (who, to the knowledge of Four Seasons, consist of Triples Holdings Limited, Isadore Sharp and Rosalie Sharp), are cast in favour of the resolution.

Please Complete Your Proxy

Management of Four Seasons, with the support of the Board of Directors, requests that you fill out your proxy to ensure your votes are cast at the meeting. This solicitation of your proxy (your vote) is made on behalf of management. Four Seasons will pay the cost of proxy solicitation, which primarily will be by mail. Proxies also may be solicited by telephone, in writing or in person by employees of Four Seasons or its transfer agent. We also may use the services of agents at nominal cost.

Principal Shareholders

To the knowledge of the directors and officers of Four Seasons, the only persons that own, of record or beneficially (directly or indirectly) or exercise control or direction over securities of Four Seasons carrying more than 10% of the voting rights attaching to any class of voting securities of Four Seasons are as follows:

			As at April 4, 2006
Name and Address	Designation of Class	Type of Ownership	No. of Securities	Percentage of Class

Triples Holdings Limited(1) Toronto, Ontario	Variable Multiple Voting Shares	beneficial and of record	3,725,698	100%
Kingdom Investments Inc.(2) Bridgetown, Barbados	Limited Voting Shares	beneficial	7,389,182	22.38%
Kingdom Hotel Investments(2) Grand Cayman, Cayman Islands	Limited Voting Shares	beneficial	179,322	0.55%
Marsico Capital Management, LLC Denver, Colorado	Limited Voting Shares	— (3)	6,204,412	18.79%
Baron Capital Group, Inc. New York, New York	Limited Voting Shares	— (4)	3,655,000	11.07%
Janus Capital Management LLC Denver, Colorado	Limited Voting Shares	— (5)	3,420,980	10.36%

(1)

All the outstanding shares of Triples Holdings Limited are beneficially owned by Isadore Sharp and members of his immediate family. At April 4, 2006, the votes attaching to the outstanding Variable Multiple Voting Shares represented approximately 64.56% of the votes attaching to all outstanding voting securities of Four Seasons.

(2)

Each of Kingdom Investments Inc. and Kingdom Hotel Investments is a company controlled by a trust established for the benefit of His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia.

(3)

Four Seasons has relied on a Schedule 13G filed with the U.S. Securities and Exchange Commission disclosing the number of Limited Voting Shares over which Marsico Capital Management, LLC has voting or dispository power.

(4)

Four Seasons has relied on a Schedule 13G filed with the U.S. Securities and Exchange Commission disclosing the number of Limited Voting Shares over which Baron Capital Group, Inc. has voting or dispository power.

(5)

Four Seasons has relied on a Schedule 13G filed with the U.S. Securities and Exchange Commission disclosing the number of Limited Voting Shares over which Janus Capital Management LLC has voting or dispository power.

Triples Holdings Limited, Isadore Sharp and Kingdom Investments Inc. entered into a shareholder agreement in 1994 that provides, among other things, that (subject to limited exceptions) Triples and Mr. Sharp will not sell or transfer any securities of Four Seasons without first offering those securities to Kingdom. That agreement also provides that Triples and Mr. Sharp will support the election of two nominees of Kingdom to the Board of Directors of Four Seasons.

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements for the year ended December 31, 2005 have been mailed to shareholders with this circular and are available on our website at www.fourseasons.com and at www.sedar.com.

Election of Directors

The Corporate Governance Committee of the Board of Directors reviews annually the qualification of persons proposed for election to the Board and submits its recommendations to the Board for consideration. In the opinion of the Corporate Governance Committee and the Board, each of the twelve nominees for election as a director is well qualified to act as a director of Four Seasons and, together with the other nominees, brings the mix of independence, expertise and experience necessary for the Board and its Committees to function effectively.

Our approach to corporate governance and the roles of the Board of Directors and its Committees are described under “Corporate Governance”.

The following table provides the names of the nominees, their municipality of residence, all major positions and offices held by them with Four Seasons, their principal occupations, the year they became a director of Four Seasons, other principal directorships and Committee memberships. The table also discloses the number of voting securities of Four Seasons and options to acquire Limited Voting Shares beneficially owned, directly or indirectly, by the nominees or over which they exercise control or direction as of April 4, 2006.

Nominee	Committee Membership	Shareholdings	Options
NOMINEES FOR ELECTION BY THE HOLDERS OF LIMITED VOTING SHARES
Nan-b de Gaspé Beaubien, 70, of Montreal, Québec, Canada, has served on the Board since May 23, 1997. Mrs. de Gaspé Beaubien is President of Business Families Foundation, a non-profit foundation, and Co-Chair of Philbeau Inc., an investment holding company. Mrs. de Gaspé Beaubien is also an honourary director of the Business Families Centre at the Sauder School of Business at University of British Columbia and an honourary director of the Alberta Business Families Institute at University of Alberta School of Business.	Corporate Governance Committee Human Resources Committee	4,000 Limited Voting Shares	—
J. Robert S. Prichard, O.C., O.Ont., 57, of Toronto, Ontario, Canada, has served on the Board since March 6, 1996 and is the Lead Director. Mr. Prichard is President, Chief Executive Officer and a director of Torstar Corporation, a media and publishing company. Prior to July 2001 Mr. Prichard was Professor of Law and President Emeritus, University of Toronto and prior to July 2000 was President of the University of Toronto. Mr. Prichard is also a director of Onex Corporation, George Weston Limited and Bank of Montreal.	Corporate Governance Committee	5,000 Limited Voting Shares	15,000

Nominee	Committee Membership	Shareholdings	Options
NOMINEES FOR ELECTION BY THE HOLDERS OF LIMITED VOTING SHARES AND VARIABLE MULTIPLE VOTING SHARES
William D. Anderson, 56, of Montreal, Quebec, Canada, has served on the Board since May 25, 2005. Prior to December 31, 2005, Mr. Anderson was President of BCE Ventures, a subsidiary of Bell Canada Enterprises, Canada’s largest communications company. Mr. Anderson is a director of TransAlta Corporation, Bell Canada International Inc., Sears Canada Inc. and serves on the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario.	Audit Committee Human Resources Committee	500 Limited Voting Shares	—
Brent Belzberg, 55, of Toronto, Ontario, Canada, has served on the Board since November 7, 2002. Mr. Belzberg is the Senior Managing Partner of Torquest Partners Inc., a private equity fund manager. Prior to February 2002, Mr. Belzberg was President and CEO of Harrowston Inc., an investment company. Mr. Belzberg is also a director of Mount Sinai Hospital and Toronto Community Foundation, a director and serves as a member of the risk management committee of Canadian Imperial Bank of Commerce and serves as an advisor to several faculties at the University of Toronto.	Audit Committee Human Resources Committee	1,900 Limited Voting Shares	30,000

H. Roger Garland, 65, of Toronto, Ontario, Canada, has served on the Board since October 1, 1985. Prior to December 2000 Mr. Garland was Vice-Chairman of Four Seasons. Mr. Garland is also a director of Middlefield Bancorp Limited, Middlefield STRS’ Management Limited, Middlefield Compass Management Limited, Middlefield Pathfinder Management Limited, Middlefield Maxin Management Limited, Middlefield Index Plus Management Limited, Middlefield Index Plus II Management Limited, Middlefield YIELDPLUS Management Limited, Middlefield MATRIX Management Limited, Middlefield Mutual Funds Limited, Middlefield Core Income Plus Management Limited, Middlefield Sector Management Limited, Middlefield MG Management Limited, Middlefield Focused Management Limited, Swiss Re Holdings (Canada Inc.), Swiss Reinsurance Company Canada, Swiss Re Life & Health Canada, The Council for Business and the Arts in Canada, Zoom and Go Ltd. and Friends of the Poet Laureate of Toronto, and is the Chairman of the Board of Soulpepper Theatre Company.

	—	84,318 Limited Voting Shares	130,000

Nominee	Committee Membership	Shareholdings	Options
Charles S. Henry, 53, of New York, New York, USA., has served on the Board since November 11, 1994.(1) Mr. Henry is the President of Hotel Capital Advisers, Inc., a hotel investment advisory firm.	Corporate Governance Committee	2,500 Limited Voting Shares	30,000

Heather Munroe-Blum, O.C., 55, of Montreal, Quebec, Canada, has served on the Board since November 7, 2002. Dr. Munroe-Blum is the Principal and Vice Chancellor of McGill University, an educational institution. Prior to December 31, 2002 Dr. Munroe-Blum was a Professor at the University of Toronto and prior to June 1, 2002 was Vice-President, Research and International Relations at the University of Toronto. Dr. Munroe-Blum is a director of the Board of Trade of Metropolitan Montreal, a member of the Board of Governors of the Canadian Council of Christians and Jews and a member of the Nestlé Canada Advisory Board. Dr. Munroe-Blum is a Specially Elected Fellow of the Royal Society of Canada. (2)

	Corporate Governance Committee	1,250 Limited Voting Shares	28,750

Ronald W. Osborne, 60, of Toronto, Ontario, Canada, has served on the Board since May 21, 2003. Mr. Osborne is Chairman of the Board of Sun Life Financial Inc., an insurance company. From 1998 until 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation, an electricity generating company. Mr. Osborne is also a director of Sun Life Assurance Company of Canada, Nortel Networks Corporation and its wholly-owned subsidiary Nortel Networks Limited, Torstar Corporation, St. Lawrence Cement Group Inc. and Shell Canada Limited, is a member of the Board of Governors of Roy Thomson Hall and is a Trustee of RioCan (Real Estate Investment Trust).(3)

	Audit Committee	1,000 Limited Voting Shares	30,000
Lionel H. Schipper, C.M., Q.C., 73, of Toronto, Ontario, Canada, has served on the Board since February 18, 1988. Mr. Schipper is the President of Schipper Enterprises Inc., an investment/holding company. Mr. Schipper is also past Chairman of Toronto Sun Publishing Corporation and a director of Clairvest Group Inc. and R.R. Donnelly & Sons Company. Mr. Schipper is also Vice-Chair of the Centre for Research in Neurodegenerative Diseases at the University of Toronto and is an Honorary Director of the Baycrest Centre Foundation.	Audit Committee Human Resources Committee	52,953 Limited Voting Shares	30,000

Nominee	Committee Membership	Shareholdings	Options

Isadore Sharp, O.C., 74, of Toronto, Ontario, Canada, has served on the Board and/or the board of Four Seasons’ predecessor corporation since January 9, 1978. Mr. Sharp is the Chairman and Chief Executive Officer of Four Seasons. Mr. Sharp is also a director of Clairvest Group Inc., the National Terry Fox Run, the Terry Fox Humanitarian Award Program and The Council for Canadian Unity. Mr. Sharp is a member of the Advisory Board of The Financial Post, the Governor’s Council of North York General Hospital and the Boards of Governors of the Canadian Council of Christians and Jews and Mount Sinai Hospital, Toronto, and has been appointed to the Premier’s Advisory Committee on Executive Resources, Province of Ontario.

	—	3,725,698 Variable Multiple Voting Shares(4)	—
Anthony Sharp, 44, of Toronto, Ontario, Canada, has served on the Board since August 25, 1999. Prior to August 25, 1999, Mr. Sharp was Executive Vice President of Vacation Ownership of Four Seasons. Mr. Sharp is the President of Sharpwise Ltd., a real estate/resort development company.	—	2,927 Limited Voting Shares	124,000
Simon M. Turner, 44, of Rye, New York, USA., has served on the Board since February 14, 2002. Mr. Turner also served on the Board between January 2, 1997 and August 2, 2000.(1) Mr. Turner is a principal of Hotel Capital Advisers, Inc., a hotel investment advisory firm.	Human Resources Committee	2,500 Limited Voting Shares	29,300

______________

(1)

Charles S. Henry and Simon M. Turner are nominees of Kingdom Investments Inc. pursuant to the shareholder agreement entered into between Kingdom and Triples Holdings Limited and Isadore Sharp, pursuant to which Triples and Mr. Sharp have agreed to support the election of two nominees of Kingdom to the Board.

(2)

Heather Munroe-Blum served on the board of directors of Livent Inc. from June 1998 through November 27, 1998. On November 18, 1998 Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. On November 19, 1998, Livent Inc. filed for protection under the Companies Creditors Arrangement Act. Additionally, on August 28, 1998 the Ontario Securities Commission made an order pursuant to section 127(5) of the Securities Act (Ontario) that trading in securities of Livent Inc. cease immediately for a period of 15 days on the grounds that there was not sufficient information in the marketplace on which investors could make informed decisions as to the purchase or sale of the securities of Livent Inc.. That order was extended, with the consent of Livent Inc., on September 11, 1998. That cease trade order was revoked by the Ontario Securities Commission on November 19, 1998.

(3)

Ronald W. Osborne serves on the board of directors of Nortel Networks Corporation and Nortel Networks Limited (the “Nortel Companies”). On March 27, 2006, the Ontario Securities Commission issued a temporary management cease trade order against directors, officers and other insiders of the Nortel Companies following the announcement by the Nortel Companies of the need to restate certain previously reported financial results and the resulting delays in filing annual continuous disclosure documents (including financial statements for the year ended December 31, 2005) as required by applicable securities laws. This temporary order prohibits such individuals from trading in the securities of the Nortel Companies. A hearing to consider the order has been set for April 10, 2006. Mr. Osborne served on the board of directors of Air Canada from May of 1999 to September 30, 2004. In September of 2004, Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada.

(4)	Triples Holdings Limited owns 3,725,698 Variable Multiple Voting Shares. All of the outstanding shares of Triples are beneficially owned by Mr. Isadore Sharp and members of his immediate family.

It is intended that each director will hold office until the next annual meeting or until his or her successor is elected or appointed.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election to the Board of Directors of the 12 nominees who are identified above. Management does not contemplate that any of the nominees will be unable to serve as a director. If, for any reason at the time of the meeting, any of the nominees is unable to serve, and unless otherwise instructed, the persons named in the accompanying form of proxy will vote at their discretion for a substitute nominee or nominees.

Appointment of Auditor

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the appointment of KPMG LLP as auditor of Four Seasons until the next annual meeting and to vote to authorize the Board to fix the auditor’s remuneration, based on the recommendation of the Audit Committee. The fees paid to KPMG LLP in 2005 are disclosed in our Annual Information Form dated March 9, 2006 under the headings “Audit Committee Information – Audit and Audit-Related Fees, Tax Fees and All other Fees”. Our Annual Information Form can be found on our website at www.fourseasons.com and at www.sedar.com.

Ratification and Confirmation of the Voting Rights Adjustment Mechanism of the Variable Multiple Voting Shares

Each of the Variable Multiple Voting Shares entitles the holder to the greater of twelve votes and a number of votes that reflects any increase in the number of issued Limited Voting Shares from the number outstanding as at October 3, 1996. On April 4, 2006, each Variable Multiple Voting Share carried 16.15 votes. All of the Variable Multiple Voting Shares are owned, beneficially and of record, by Triples Holdings Limited, all of the outstanding shares of which are beneficially owned by Isadore Sharp and members of his immediate family.

Under the provisions attaching to the Variable Multiple Voting Shares, beginning with the annual meeting held in 2000 and every three years thereafter, the continued application of this adjustment mechanism is subject to ratification by a majority of the votes cast by the holders of Limited Voting Shares (other than certain prescribed holders of Limited Voting Shares who, to the knowledge of Four Seasons, consist of Triples Holdings Limited, Isadore Sharp and Rosalie Sharp). The continued application of the mechanism also is subject to ratification at the first annual meeting following the date on which Isadore Sharp ceases to be the Chief Executive Officer of Four Seasons.

The Board continues to believe that the share structure of Four Seasons has been fundamental to the successful development and growth of Four Seasons’ business and, in particular, the ability of Four Seasons to develop long-term relationships with hotel owners and to retain its long serving employees and senior management team. Accordingly, the Board is recommending that shareholders vote FOR the resolution (the text of which is set out in Schedule A) ratifying and confirming the continued application of the voting rights adjustment mechanism.

COMPENSATION AND RELATED MATTERS

Compensation of Directors

Directors who also are officers of Four Seasons or its subsidiaries receive no remuneration as directors.

Directors who are not employees earned annual retainers and fees for attending meetings of the Board and Committees of which they are members on the following basis during 2005:

•	an annual Board retainer of $20,000,
•	an annual retainer for the Chair of the Audit Committee of $10,000,
•	an annual retainer for Chairs of the Corporate Governance Committee and Human Resources Committee of $5,000,
•	an annual retainer for members of the Audit Committee (other than the Chair) of $5,000,
•	an annual retainer for members of the Corporate Governance Committee and Human Resources Committee (other than the Chair) of $2,500, and
•	a fee for attending each meeting of the Board and each Committee of which the director was a member of $1,250.

We reimbursed directors for all reasonable travel expenses incurred by them for the purpose of attending Board and Committee meetings. To encourage our directors to personally evaluate our properties, we also provided lodging and food and beverage privileges at properties we manage to non-management directors in accordance with industry practice.

We have decided to transition equity-based compensation for our directors from our stock option plan to an alternative structure of equity-based compensation. We are currently considering alternatives for such compensation. As a result, we anticipate that no stock options will be granted to directors elected to our Board on or after May 25, 2005 and no further options will be granted to directors elected prior to that date.

Our Board of Directors, upon the recommendation of the Corporate Governance Committee, has adopted a policy that requires each of our directors to own 1,250 Limited Voting Shares. New directors are expected to achieve the requisite level of share ownership within three years of their first becoming a director. All directors who have served on the Board for three years or more are in compliance with this policy.

The following table shows the amount, before withholdings, earned by individual directors (other than Isadore Sharp, who receives no remuneration as a director) in respect of membership on the Board and Committees in respect of the year ended December 31, 2005.

	Retainer ($)			Attendance Fees ($)		Total Fees Earned ($)
	Board(1)	Committee Member	Committee Chair	Board	Committee
Nan-b de Gaspé Beaubien	20,000	5,000	—	8,750	16,250	50,000
J. Robert S. Prichard	20,000	—	5,000	8,750	10,000	43,750
William D. Anderson(2)	12,033	4,513	—	2,500	6,250	25,296
Brent Belzberg	20,000	5,508	—	8,750	10,000	44,258
H. Roger Garland	20,000	—	—	8,750	—	28,750
Charles S. Henry	20,000	2,500	—	8,750	10,000	41,250
Heather Munroe-Blum	20,000	2,500	—	7,500	10,000	40,000

	Retainer ($)			Attendance Fees ($)		Total Fees Earned ($)
Ronald W. Osborne	20,000	—	10,000	8,750	8,750	47,500
Lionel H. Schipper	20,000	5,000	5,000	8,750	15,000	53,750
Anthony Sharp	20,000	—	—	7,500	—	27,500
Simon M. Turner	20,000	2,500	—	8,750	6,250	37,500
(1)	In addition, directors (other than Mr. Anderson) also received a payment of $5,000 in 2005 in respect of an increase in the annual retainer for the prior year.
(2)

Mr. Anderson was elected to the Board on May 25, 2005. Based on the recommendation of the Corporate Governance Committee, and in lieu of the stock options that would otherwise have been granted to him, the Board determined to compensate Mr. Anderson pursuant to an arrangement that provides him the economic equivalent of the ownership of 642 Limited Voting Shares (calculated as $55,000 divided by the weighted average price of board lots of Limited Voting Shares traded on the TSX in the five trading days preceding May 25, 2005, being $85.69). Following his re-election at the annual and special meeting, Mr. Anderson will be entitled to receive the economic equivalent of the ownership of a further $55,000 of Limited Voting Shares, based on the weighted average price of board lots of Limited Voting Shares traded on the TSX in the five trading days preceding the meeting.

To ensure that the level of compensation provided by us to our directors is appropriate to attract and retain qualified directors with the requite independence, expertise and experience, the Corporate Governance Committee reviews our director compensation program with an external compensation consultant on an annual basis. In 2005, Hewitt Associates was retained in this regard by the Corporate Governance Committee to provide it with competitive compensation data and practices to benchmark the Board and Committee compensation practices.

Report on Executive Compensation

The Human Resources Committee

The Human Resources Committee was appointed by the Board to discharge the Board’s responsibilities relating to compensation of our executives and approving and evaluating the compensation plans, policies and programs of senior executives or that otherwise are of significance to Four Seasons. Among other things, the Human Resources Committee is responsible for reviewing with the Chief Executive Officer the long-term goals and objectives of Four Seasons that are relevant to his compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, determining and recommending to all the independent directors, together with our two other unrelated directors, for approval, the Chief Executive Officer’s compensation based on that evaluation and reporting to the Board on that process. In doing so, the Human Resources Committee considers Four Seasons’ performance, the value of similar incentive awards to Chief Executive Officers of comparable companies and awards given to the Chief Executive Officer in past years, all with a view to maintaining a compensation program for the Chief Executive Officer at a fair and competitive level, consistent with the best interests of the company. Additionally, the Human Resources Committee reviews and makes recommendations to the Board with respect to the compensation of all members of Four Seasons’ Management Committee (including incentive compensation plans, retirement benefit plans, equity-based plans, the terms of any employment agreements, severance agreements and change-in-control arrangements or provisions and any special or supplemental benefits), also with a view to maintaining a compensation program for those individuals at a fair and competitive level, consistent with the best interests of the company.

Extending Four Seasons’ operating standards and service culture into new and different linguistic and cultural environments places a premium on the early recognition and development of an increasing number of multi-lingual, culturally adaptable managers with the operating and functional skills, communication and leadership ability to create and maintain a true Four Seasons experience for employees and guests in each new location. Accordingly, the Human Resources Committee and the Board regard the processes of management selection, training, compensation, career planning and development together with sound succession planning as being of the highest strategic significance.

The Human Resources Committee engages the services of external compensation consultants to assist in carrying out its functions. In 2005, Hewitt Associates was retained by the Human Resources Committee to assist with its review of executive compensation practices, executive compensation design, market trends and regulatory considerations. Hewitt Associates does not recommend compensation levels. Hewitt Associates also provided consulting services to the Human Resources Committee in respect of retirement benefit plans, research material and resources and some benefit consulting assistance. Hewitt Associates also provided services to the Corporate Governance Committee, which are described above under “Compensation of Directors”. The Human Resources Committee also engaged Watson Wyatt to provide advice and assistance in connection with the transition to the Long-Term Defined Contribution Retirement Plan. In this role, Watson Wyatt explored available options for funding, developed technical communication materials, estimated the impact of the changes on financial reporting and calculated settlement amounts based on actuarial assumptions and methods and tax rates. The Human Resources Committee has the final authority to hire and terminate the consultants, evaluates the consultants annually and approves all invoices for executive compensation work performed by the consultants.

Compensation Philosophy

Our core strategic goal is to be recognized as the undisputed world leader in luxury lodging. A core strategy underlying that goal is to enhance our industry position through a focused, international portfolio expansion and refinement program that capitalizes on the strengths of our core management operations and the value of our brand name. The knowledge, skill, experience, stability and commitment of all employees, but particularly of senior management, are of critical importance to the short-term and long-term achievement of this strategy.

Four Seasons’ future growth, development and acquisition opportunities lie predominantly in areas such as Europe, the Middle East, South America and Asia/India. The structure of total compensation for Four Seasons’ executives is, therefore, designed to, motivate and retain as well as to attract, executives who have the experience, ability, cross-cultural sensitivity and flexibility to direct and manage the growth of Four Seasons in this global context. The Human Resources Committee believes that the retention of the existing management team and the development of qualified successors through progressive internal development are important components of a process designed to ensure the continuity of Four Seasons’ operating standards, service culture and brand strength.

Given Four Seasons’ widely acknowledged leadership in its chosen segment and the relatively limited supply of qualified executives, the Human Resources Committee, with the assistance of experts in the field, monitors the compensation practices of other leading international hotel companies to ensure that its compensation programs are competitive from the perspective of those executives.

Structure of Compensation

Four Seasons’ compensation program has three principal components: basic salary, annual incentives and long-term incentives. The relative weightings of the components of this compensation structure are intended to encourage a focus on building long-term shareholder value, as well as on optimizing business performance through the effective management and enhancement of all aspects of business operations and key staff functions and through sound teamwork and co-ordination of all strategic activities.

The Human Resources Committee completed a review of the structure of the compensation program and, in particular, the use of stock options as the principal element of long-term incentives. As previously disclosed, in 2005, the Human Resources Committee recommended, and the Board approved, that the role of stock options in Four Seasons’ compensation program be reduced and that the historical stock option plan be replaced with a restricted stock program.

Total remuneration for executive officers is intended to approximate the median to 75th percentile of remuneration levels offered by a group of international hotel companies (including Fairmont, Hyatt, Hilton, Inter-Continental, Starwood, Mandarin, Host-Marriott and The Ritz-Carlton division of Marriott) and similarly sized Canadian and U.S. public companies identified by our third party consultant.

Basic Salary

Basic salaries are designed to reflect the position, scope, experience and performance of each individual. Each year, the Human Resources Committee reviews the individual salaries for the executive officers and if needed makes adjustments to reflect individual performance, responsibility and experience, as well as the contribution expected from each officer.

Annual Incentive

Four Seasons operates a plan that offers an annual incentive to all senior officers. Awards under this plan are based on a combination of financial and non-financial measures of corporate and individual performance. The target incentive value is 30% of eligible basic earnings in the fiscal year, with the maximum incentive value being 45% of eligible basic earnings. Individual incentive values are derived from a formula based on financial performance of Four Seasons and the level of achievement of goals in specific key result areas. Incentive awards are typically paid in the first quarter of the year following the fiscal year to which they relate.

Long-Term Incentives

Long-term incentives have historically been provided to senior officers (other than the Chief Executive Officer), through stock options. A description of our stock option plan is provided below under “Long-Term Incentive Plans - Stock Option Plan”. In 2005, the Human Resources Committee recommended that Four Seasons reduce the role of stock options in its compensation program, and Four Seasons is in the process of implementing a restricted stock program that is described below under “Long-Term Incentive Plans - Restricted Stock Long-Term Incentive Plan”. This change will not affect stock options previously granted, which will remain in full force on the terms granted.

The Human Resources Committee believes that the new Restricted Stock Long-Term Incentive Plan is a more effective method of achieving the alignment of long-term interests of participants and shareholders.

Compensation of the Chief Executive Officer

All components of the Chief Executive Officer’s compensation are reviewed and recommended by the Human Resources Committee for approval by all the independent directors, together with our two other unrelated directors. The Human Resources Committee’s objective is to provide fair and competitive compensation for the Chief Executive Officer.

The components of the Chief Executive Officer’s total compensation are the same as those for other executive officers of Four Seasons (except that he does not participate in the stock option plan or the restricted stock long-term incentive plan1): base salary, benefits and an annual incentive payment of up to 45% of his base salary. Two benchmarks of equal weighting are used in awarding the annual incentive payment: annual corporate financial performance and individual performance against established goals and objectives (including corporate priorities such as strategy, organizational management and corporate reputation).

The Human Resources Committee reviews the Chief Executive Officer’s total compensation on an annual basis. That review includes an assessment of the Chief Executive Officer’s performance over the prior year against established goals and objectives and comparison of his total compensation package against a comparative group. In respect of 2005, the comparative group analysis was undertaken with the assistance of Hewitt Associates, an independent consulting firm, having regard to both general and industry-specific survey data. Organizations participating in these surveys included leading international hotel companies and similarly sized Canadian and U.S. public companies identified by Hewitt Associates.

On an annual basis, the Human Resources Committee also reviews expectations for the Chief Executive Officer for the ensuing year, based on annual goals and objectives encompassing Four Seasons’ worldwide business and hotel operations.

The Human Resources Committee evaluated the performance of the Chief Executive Officer for the past fiscal year and after considering, among other things, the advice of Hewitt Associates, determined that the structure of his total compensation was appropriate when assessed against his goals and objectives, the performance of Four Seasons’ business and the comparative group. The Human Resources Committee also determined with respect to individual

______________

1 Mr. Sharp is a party to an agreement pursuant to which a subsidiary of Four Seasons would make a payment to Mr. Sharp on an arm’s-length sale of control of Four Seasons. See “Additional Information – Sale of Control Agreement”.

performance that the Chief Executive Officer met or exceeded substantially all of the established goals and objectives and therefore awarded the Chief Executive Officer that portion (being, one-half) of his annual incentive payment determined relative to individual performance. However, the Human Resources Committee also determined that, based on Four Seasons’ corporate financial performance for the past fiscal year, the Chief Executive Officer would not receive an award in respect of that portion (being, one-half) of his annual incentive payment determined relative to corporate financial performance.

Conclusion

The Human Resources Committee is of the view that executive compensation levels at Four Seasons (including the compensation of the Chief Executive Officer) are appropriate for Four Seasons, taking into account, among other things, our size, the nature of our business, our strategic objectives, the operating financial results we have achieved for our shareholders, and the market in which we compete for senior executives.

March 31, 2006

Report presented by:

Lionel Schipper (Chairman)

William Anderson

Nan-b de Gaspé Beaubien

Brent Belzberg

Simon Turner

Performance Graph

The following graph shows the cumulative return over the five-year period ending on December 31, 2005 for Limited Voting Shares compared to the S&P/TSX Composite Index, assuming an initial investment of $100 and the reinvestment of dividends.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

BETWEEN FOUR SEASONS HOTELS INC. AND THE S & P/TSX COMPOSITE INDEX

160

140

120

100

80

60

40

20

0

12/00

12/01

12/02

12/03

12/04

12/05

FOUR SEASONS HOTELS INC.

S & P/TSX COMPOSITE

* $100 invested on 12/31/00 in stock or index-including reinvestment of dividends.

Fiscal year ending December 31.

Summary of Executive Compensation

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of Four Seasons and its subsidiaries (on the basis of total annual salary and bonus).

Compensation — Summary Table

		Annual Compensation				Long-Term Compensation Awards
Name, Age and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Under Options/SAR’s Granted (#)	All Other Compensation ($)(1)
Isadore Sharp(2) (74) Chairman and Chief Executive Officer	2005 2004 2003	1,873,435 1,808,335 1,747,184	407,472 800,188 380,013	36,748 34,066 35,701		— — —	22,484 21,729 23,525
Wolfgang Hengst (62) President Worldwide Hotel Operations	2005 2004 2003	600,160 579,305 559,715	198,053 256,342 121,738	17,497 18,666 19,532		— — —	16,155 12,736 17,450
Kathleen Taylor (48) President Worldwide Business Operations	2005 2004 2003	600,160 579,305 559,715	198,053 256,342 121,738	15,858 16,767 17,699		— — —	256,703 16,719 17,493
James FitzGibbon (55) Executive Vice President Operations	2005 2004 2003	455,710 439,875 314,159	150,384 194,644 65,974	27,479 15,681 309,798	(3)	— — 76,600	191,421 9,882 20,018
John Davison(4) (47) Executive Vice President, Chief Financial Officer	2005 2004 2003	325,987 267,806 258,750	115,523 115,491 54,338	1,775 26,075 1,075		106,000 — — (5)	220,936 8,158 7,746	(6)
Douglas Ludwig(4) (52) Executive Vice President, Chief Financial Officer	2005 2004 2003	307,857 460,118 444,558	123,143 203,602 96,691	15,902 16,573 18,073		— — —	1,584,485 17,751 17,170	(7)
(1)

The table includes the amounts contributed to the Long-Term Defined Contribution Retirement Plan in respect of 2005 on behalf of Ms. Taylor ($240,064) and Messrs. FitzGibbon ($182,284) and Davison ($93,582) (see “Retirement Benefit Plans”). The table does not include the contributions made to the Long-Term Defined Contribution Retirement Plan in satisfaction of accrued benefits in connection with the transition from the International Retirement Benefit Plan to the Long-Term Defined Contribution Retirement Plan for Ms. Taylor, Messrs. FitzGibbon and Davison or the payments made to Messrs. Hengst and Ludwig equal to their accrued benefits under the International Retirement Benefit Plan (see “Retirement Benefit Plans”).

(2)

Mr. Sharp does not participate in the stock option plan or the restricted stock long-term incentive plan. Mr. Sharp is a party to an agreement pursuant to which a subsidiary of Four Seasons would make a payment to Mr. Sharp on an arm’s-length sale of control of Four Seasons (see “Additional Information - Sale of Control Agreement”).

(3)	Includes $80,156 in respect of the cost of housing: $17,039 in respect of relocation costs and $200,659 in respect of reimbursement of income.
(4)	On August 23, 2005, Mr. Ludwig ceased to be, and Mr. Davison was appointed as, Executive Vice President and Chief Financial Officer.
(5)

In connection with his appointment as Executive Vice President, Chief Financial Officer, and in lieu of the stock options that otherwise would have been granted to him, Four Seasons agreed to compensate Mr. Davison pursuant to an arrangement that provides him an economic benefit equivalent to the increase in the value of 106,000 Limited Voting Shares above US$50.67, being the weighted average price of board lots of Limited Voting Shares traded on the New York Stock Exchange (“NYSE”) in the five trading days preceding December 1, 2005. This arrangement has a term, vesting and other provisions similar to those of stock options granted under our stock option plan.

Name	Securities, Under Options/SARs Granted (#)	Per cent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (US$/Security)	Expiration Date
John Davison	106,000	100%	50.67	50.67	December 1, 2015
(6)	As a result of the new Restricted Stock Long-Term Incentive Plan not having been implemented, Mr. Davison received a cash payment of $118,803 in respect of 2005.
(7)	Includes payments made and to be made to Mr. Ludwig in connection with his retirement.

Stock Options Exercised

The following table provides a summary of the exercise of stock options and stock appreciation rights by each of those executive officers during 2005, and the aggregate value of unexercised stock options as at December 31, 2005.

Aggregate Stock Option Exercises in 2005 and Year-end Option Values

			Unexercised Options/SARs at December 31, 2005 (#)		Value of Unexercised in-the-Money Options/SARs at December 31, 2005 ($)(1)
Name	Options exercised (#)	Aggregate Value Realized ($)	Exercisable	Unexerciseable	Exercisable	Unexerciseable
Isadore Sharp(2)	—	—	—	—	—	—
Wolfgang Hengst	—	—	348,572	50,000	2,176,488	—
Kathleen Taylor	—	—	292,041	50,000	1,859,128	—
James FitzGibbon	—	—	120,926	45,960	1,290,589	546,005
John Davison	—	—	21,200	128,800(3)	42,960	46,440
Douglas Ludwig(4)	—	—	312,443	50,000	2,080,950	—
(1)	The closing price of Limited Voting Shares on the TSX on December 30, 2005 was $57.84. The closing price of Limited Voting Shares on the NYSE on December 30, 2005 was US$49.75.
(2)

Mr. Sharp does not participate in the stock option plan or the restricted stock long-term incentive plan. Mr. Sharp is a party to an agreement pursuant to which a subsidiary of Four Seasons would make a payment to Mr. Sharp on an arm’s-length sale of control of Four Seasons (see “Additional Information - Sale of Control Agreement”).

(3)

This amount includes the stock appreciation arrangement whereby Mr. Davison will receive an economic benefit equivalent to the increase in value of 106,000 Limited Voting Shares (see “Summary of Executive Compensation”).

(4)	Mr. Ludwig ceased to be an executive officer on August 23, 2005. This table does not reflect any stock option exercises subsequent to that date.

Retirement Benefit Plans

Executive senior officers and corporate vice-presidents of Four Seasons and its subsidiaries and general managers of properties managed by Four Seasons have traditionally been eligible to participate in our International Retirement Benefit Plan. The International Retirement Benefit Plan is a non-qualified, non-registered plan that provides benefits based on each participant’s credited service and average earnings over the three years immediately preceding retirement. Following between 25 and 30 years of credited service, and on reaching ages between 60 and 65, the participant is entitled to receive on retirement a benefit, payable over a 10-year period or, at the option of the participant, payable in a lump sum or as a life annuity, equal to between 40% and 55% of his or her average earnings in the three years immediately preceding retirement. For the purposes of calculating retirement benefits, earnings include only basic salary and exclude annual incentive payments and other perquisites. Amounts paid under the International Retirement Benefit Plan are not subject to any deduction for social security or any other offset amounts.

The following table illustrates the total annual retirement benefit under the International Retirement Benefit Plan to an eligible officer at various levels of service and salary.

Retirement Plan Table

	Years of Service
2005 Basic Salary ($)	20	25 or more
$200,000	$88,000	$110,000
$300,000	$132,000	$165,000
$400,000	$176,000	$220,000
$500,000	$220,000	$275,000
$600,000	$264,000	$330,000
$700,000	$308,000	$385,000
$800,000	$352,000	$440,000
$900,000	$396,000	$495,000
$1,000,000	$440,000	$550,000
$1,100,000	$484,000	$605,000
$1,200,000	$528,000	$660,000
$1,300,000	$572,000	$715,000
$1,400,000	$616,000	$770,000
$1,500,000	$660,000	$825,000
$1,600,000	$704,000	$880,000
$1,700,000	$748,000	$935,000
$1,800,000	$792,000	$990,000

The number of years of service credited for purposes of the Pension Plan Table for Mr. Isadore Sharp, who is continuing in the International Retirement Benefit Plan, is 45.0.

As previously disclosed in our management information circular related to our 2005 annual meeting, we determined that the International Retirement Benefit Plan no longer served the purposes for which it was intended as effectively for most participants as it did when introduced. During 2005, we transitioned the majority of senior executives and hotel and resort general managers to a fully-funded retirement plan based on a defined contribution format (the “Long-Term Defined Contribution Retirement Plan”). We made the change in the retirement plan to provide Four Seasons, the owners of properties managed by Four Seasons and the participants in the plan enhanced transparency and reduced uncertainty.

The Long-Term Defined Contribution Retirement Plan establishes separate accounts for each eligible participant into which contributions are made annually by the employer. Contributions are determined as a percentage of the participant’s compensation. The contributions are held on behalf of the participants by a third party trustee. Funds in each participant’s account are invested by the trustee in the available investment options pursuant to instructions received from each participant. In certain circumstances, a participant will be entitled to withdraw funds from his or her account (including one withdrawal per year for payment of applicable taxes and upon an occurrence of certain designated change-in-control events). Upon retirement of a participant, and in certain other limited circumstances, the participant is entitled to receive a distribution of the balance in his or her account. Upon a participant’s death, the amount in the participant’s account will be distributed to the participant’s beneficiary.

During 2005, in satisfaction of its obligations in respect of benefits accrued through 2004 under the International Retirement Benefit Plan, Four Seasons made payments to Messrs. Hengst of $5,625,589 and Ludwig of $2,789,233 and made contributions to the Long-Term Defined Contribution Retirement Plan (as it did in varying amounts in respect of other employees transitioning to the Plan) on behalf of Ms. Taylor of $2,420,461 and Messrs. FitzGibbon of $3,117,314 and Davison of $419,586. In addition, contributions of $240,064, $182,284 and $93,582 were made in accordance with the Long-Term Defined Contribution Retirement Plan in respect of 2005 on behalf of Ms. Taylor and Messrs. FitzGibbon and Davison, respectively (as well as payments in respect of other participants in the Plan).

Indebtedness of Directors and Executive Officers

Aggregate Indebtedness

The following table sets forth, as at April 4, 2006, the aggregate indebtedness of all current and former officers, directors and employees of Four Seasons or any of its subsidiaries (including certain general managers of properties managed by subsidiaries of Four Seasons) to Four Seasons or its subsidiaries or to another entity where that indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Four Seasons or any of its subsidiaries, excluding routine indebtedness:

Purpose	To Four Seasons or its Subsidiaries	To Another Entity
Share Purchases	—	—
Other	9,604,190	1,127,812(1)

(1)        Four Seasons Hotels Limited has assigned portions of these loans to a Canadian chartered bank and guarantees 10% of the total portfolio of loans so assigned. Four Seasons Hotels Limited pays interest to the bank in respect of these loans.

Four Seasons maintains a Housing Loan Plan for loans to senior management personnel and certain general managers to assist with the purchase of residences. These loans are generally repayable by the employees over twenty years, interest-free to the employees and secured against the particular property.

Indebtedness of Directors and Executive Officers Under Securities Purchase and Other Programs

None of our directors (or individuals proposed for election as a director) or executive officers (or individuals who were executive officers at any time during 2005) or any of their associates is indebted to Four Seasons or any of its subsidiaries in respect of any securities purchase program. The following table provides information about all indebtedness (other than routine indebtedness) of these persons to Four Seasons or any of its subsidiaries (all of which is outstanding under the Housing Loan Plan described above):

Name and Principal Position(1)	Involvement of Four Seasons or Subsidiary	Largest Amount Outstanding During 2005 Fiscal Year	Amount Outstanding as at April 4, 2006	Financially Assisted Securities Purchases During 2005	Security for Indebtedness	Amount Forgiven During 2005
Kathleen Taylor President Worldwide Business Operations	Four Seasons Hotels Limited	$760,102(2)	$705,235(2)	N/A	Mortgage on property	Nil
Randolph Weisz Executive Vice President, General Counsel and Secretary	Four Seasons Hotels Limited	$579,000(3)	$564,000(3)	N/A	Mortgage on property	Nil
Douglas Ludwig Executive Vice President, Chief Financial Officer(4)	Four Seasons Hotels Limited	$186,717(2) $581,924(3)	$181,492(2) $567,251(3)	N/A	Mortgage on property	Nil

(1)        All the individuals named reside in Toronto.

(2)        Figure provided represents the amount of the loan assigned to a Canadian chartered bank and in respect of which interest is paid by Four Seasons Hotels Limited.

(3)        Figure provided represents the amount of the loan directly from Four Seasons or its subsidiaries.

(4)        On August 23, 2005, Mr. Ludwig ceased to be an executive officer.

None of Four Seasons or its subsidiaries directly or indirectly extends or maintains credit, arranges for the extension of credit or, since the enactment of the Sarbanes-Oxley Act of 2002, has renewed an extension of credit to or for any director or executive officer (as contemplated for the purposes of Sarbanes-Oxley) of Four Seasons, other than credit in place on July 30, 2002, no term of which has been modified materially, and none of which has been renewed, since that date.

Employment Agreements

We have change-in-control arrangements that cover our Chief Financial Officer, the three other most highly compensated officers (not including the Chief Executive Officer) of Four Seasons and its subsidiaries (as well as certain other senior officers). These arrangements are intended to assist in the retention of an experienced group of senior managers who, in the event of a change-in-control, could bring stability during an important transitional period, as well as to continue to direct our growth and development.

These arrangements are triggered by the termination of employment of the officers to whom these arrangements apply within two years following the loss by Mr. Sharp and/or related parties of Mr. Sharp of voting control sufficient to elect a majority of the members of the Board or the approval by our shareholders of the sale of a significant portion of our assets, dissolution of a significant portion of our business or any similar event or series of events. In these circumstances, each of the officers to whom these arrangements apply would be paid a lump sum equal to three years of salary and bonus entitlement. Each of the officers also would be entitled to continuation of medical, disability and life insurance coverage for a period of up to three years, payment of an incremental benefit under the Long-Term Defined Contribution Retirement Plan equal to the amount of the last annual company contribution to the Plan multiplied by the greater of three or a number determined by subtracting the age of the officer from 60, financial counselling, the present value of the benefit of outstanding housing loans that must be repaid or payments to subsidize home mortgages that cease for a period of up to five years, and accelerated vesting of outstanding stock options.

Long-Term Incentive Plans

Stock Option Plan

In 1986, we adopted a stock option plan under which our directors, full-time operating officers and employees, and persons that are employed full-time in properties managed by us were eligible to participate in our stock option plan.2 As at April 4, 2006, stock options to purchase 4,388,763 Limited Voting Shares (representing approximately 13.3% of the total number of outstanding Limited Voting Shares and approximately 11.9% of the total number of outstanding Variable Multiple Voting Shares and Limited Voting Shares) have been granted and remain outstanding, and stock options to purchase 603,716 Limited Voting Shares remain available for grant.

The total number of Limited Voting Shares reserved for issuance to insiders under the plan or any other share compensation arrangement is restricted to not more than 10% of the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding on the date of grant. The total number of Limited Voting Shares that may be issued within a one-year period under stock options granted under the plan and any other share compensation arrangements to insiders is restricted to not more than 10%, and any one insider, together with his or her associates, is restricted to not more than 5% of the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding on the date of grant excluding, in each case, Limited Voting Shares issued pursuant to all share compensation arrangements over the preceding one year period.

All stock options are granted at an exercise price determined by reference to the weighted average price of board lots traded on the TSX in the five trading days preceding the date of grant. Stock options are not transferable, have a term of 10 years, and generally become exercisable in varying proportions on each of the first five anniversaries of the date of grant.

Generally, if a participant ceases to be a director or to be employed by us or any of our affiliates or employed full-time in properties managed by us for any reason, that participant may exercise his or her then unexercised vested stock options prior to the earlier of the expiry of the stock option, and the later of three months after the date the participant was terminated, and such other date (if any) determined by the administrators of the plan that is, in the

______________

2 The maximum number of Limited Voting Shares subject to the stock option plan is 9,138,603 (representing, as at April 4, 2006, approximately 27.7% of the total number of outstanding Limited Voting Shares and approximately 24.9% of the total number of outstanding Variable Multiple Voting Shares and Limited Voting Shares).

case of our non-employee directors, no more than one year after the date the participant ceased to be a director and that is, in the case of all other participants, no more than three years after the date of termination of employment.

The plan contains a provision permitting its amendment subject to obtaining any required shareholder or other regulatory approval.

Restricted Stock Long-Term Incentive Plan

Upon implementation, certain of our directors and officers and certain officers and employees of subsidiaries and properties managed by us will be eligible to participate in our Restricted Stock Long-Term Incentive Plan. Pursuant to the plan, each year performance objectives and target awards (equal to a percentage of the participant’s compensation) will be determined. At the end of the year, the administrators of the plan will determine the extent to which those performance objectives were met. A cash amount equal to the applicable award will be deposited with a third party administrative agent who will make market purchases of Limited Voting Shares on behalf of the participant. Participants for whom Limited Voting Shares are purchased will not be able to dispose of, encumber or monetize those Limited Voting Shares until the third anniversary of the purchase by the administrative agent, except in certain circumstances (including death, permanent and total disability or termination of employment following certain designated events). Participants will be entitled to exercise the votes associated with the Limited Voting Shares held on their behalf and will receive dividends and other distributions in respect of such shares from the time they are purchased. Following the restricted period, participants may choose whether to continue to hold the Limited Voting Shares.

As a result of the decision to reduce the role of stock options in our compensation program and as a result of the new Restricted Stock Long-Term Incentive Plan not having yet been implemented, persons on whose behalf contributions would have been made to the Restricted Stock Long-Term Incentive Plan received cash payments in respect of 2005 in lieu of such contributions.

Equity Compensation Plan Information

Set out below is information, as of December 31, 2005, about our stock option plan, being the only equity compensation plan under which we may issue equity securities:

Plan Category	Number of Limited Voting Shares to be Issued upon Exercise of Outstanding Options (a)	Weighted-average Exercise Price of Outstanding Options (b)	Number of Limited Voting Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Stock option plan(1)	4,485,463	$59.25	621,166
(1)

As this plan was adopted prior to our initial public offering, it was not initially approved by shareholders. Subsequent amendments to the plan that required shareholder approval have been approved by shareholders.

The material terms of the stock option plan are summarized under “Long-Term Incentive Plans – Stock Option Plan”.

Directors and Officers Insurance

Four Seasons and its principal subsidiaries have purchased insurance for the benefit of the directors and officers of Four Seasons and its subsidiaries against certain liabilities that may be incurred by them in their capacity as directors and officers, as specified in the policy and subject to the limitations contained in the Business Corporations Act (Ontario). The annual premium allocated to Four Seasons for this insurance is US$996,563. The policy provides coverage of US$85 million for each loss and in the aggregate for each policy year. Each claim is subject to a deductible in respect of each loss for the insured organization. The deductible for all indemnifiable claims is US$500,000, except for securities claims in respect of which the deductible is US$1,500,000. Our by-laws provide for the indemnification of directors and officers from and against any liability and costs in respect of any action or a suit against them as a result of the execution of their duties of office, again subject to the limitations contained in the Business Corporations Act (Ontario).

CORPORATE GOVERNANCE

Approach to Governance

Our corporate governance policies, procedures and practices are designed to ensure that:

•	the business and affairs of Four Seasons are conducted with the highest standards of ethical conduct and in the best interests of our shareholders and other stakeholders, and
•	the Board can fulfill its statutory mandate to supervise the management of the business and affairs of Four Seasons.

The Board and its Committees have refined our governance polices, procedures and practices in the context of the significant regulatory initiatives in North America that have been adopted to enhance governance practices of public companies generally. Those initiatives include the rules and policies that have been adopted by the Ontario Securities Commission and other Canadian Securities Administrators, the revised listing standards adopted by the New York Stock Exchange and the various requirements that have come into force under the Sarbanes-Oxley Act of 2002 and related rules that have been made by the U.S. Securities and Exchange Commission. The Board and its Committees also review our governance policies, procedures and practices on a regular basis to ensure that they are effective for Four Seasons.

We believe that our corporate governance policies, procedures and practices, which are described below, are in substantive compliance with the guidelines, rules and requirements that are applicable to Four Seasons and are appropriate for Four Seasons in the current circumstances.

We believe that there are no significant differences in our corporate governance practices from those required to be followed by U.S. domestic issuers (including the NYSE listing standards), other than the membership on each of our Corporate Governance Committee and Human Resources Committee of one director who may be deemed not to be independent for certain purposes and the approval of the Chief Executive Officer’s compensation level, upon the recommendation of the Human Resources Committee, by the independent directors and those two other directors. As discussed below under “Committees of the Board of Directors”, we believe that the continued involvement of those directors on those Committees and their participation in the process of approving the Chief Executive Officer’s compensation is of significant benefit to the Committees, the Board and Four Seasons and does not compromise the independence of those Committees or the process for the approval of the Chief Executive Officer’s compensation.

We recognize that our policies, procedures and practices cannot be static and have refined them over the past year. We also recognise that further refinements may be necessary as applicable legal and regulatory requirements and the circumstances of Four Seasons evolve. We intend to continue to ensure that our system and culture of corporate governance meet the legitimate expectations of our shareholders as well as applicable legal and regulatory requirements.

Code of Business Conduct and Ethics

We believe that director, management and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, we have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Four Seasons, its subsidiaries and affiliates, other persons in similar relationships with those entities, and all employees at hotels and resorts managed by us. Our Code of Business Conduct and Ethics is available to all directors, officers and employees and can be viewed on our website at www.fourseasons.com or at www.sedar.com. The Code of Business Conduct and Ethics addresses such matters as conflicts of interest, protection and proper use of our assets, confidential information, fair dealing, compliance with laws, rules and regulations and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We also have established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. Our Board of Directors requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and formal confirmation of compliance with the Code of Business Conduct and Ethics is obtained annually from each director and executive officer.

Any waivers of the Code of Business Conduct and Ethics for directors or members of our Management Committee may only be granted by the Board. The Board has not granted any such waivers in 2005.

The Board of Directors

The Role of the Board

In fulfilling its statutory mandate and discharging its duty of stewardship of Four Seasons, the Board assumes responsibility for, among other things:

•	reviewing and approving the strategic planning and business objectives that are submitted by management and monitoring the implementation by management of the strategic plan,
•

reviewing the principal business risks for Four Seasons and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks,

•

ensuring, with the assistance of the Corporate Governance Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance Committee,

•	ensuring internal control and management information systems are in place, evaluated as part of the internal audit process and reviewed periodically on the initiative of the Audit Committee,
•

assessing the performance of executive officers, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and periodically monitoring the compensation levels of such executive officers based on the determinations made by the Human Resources Committee,

•	ensuring that we have in place a policy for effective communication with shareholders, other stakeholders and the public generally, and
•

reviewing and, where appropriate approving, the recommendations made by the various Committees including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

This mandate and specific expectations of directors that are intended to promote the discharge by the directors of their responsibilities and the efficient conduct of the Board are outlined in the Board’s Corporate Governance Guidelines (which includes the Board Charter), which are attached as Schedule B and can be viewed at our website at www.fourseasons.com.

Board Composition

Consistent with applicable legal and regulatory requirements and prevailing best practices, the Board and its Committees give careful consideration to their size, composition and independence, which they believe are appropriate for Four Seasons.

The Corporate Governance Committee, among other things, develops and recommends to the Board criteria for selecting new directors, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the Corporate Governance Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	their judgement, character, expertise, skills and knowledge that may be useful to the oversight of Four Seasons’ business,
•	their diversity of viewpoints, backgrounds, experiences and other demographics,
•	their business and other relevant experience, and
•

the extent to which the interplay of their expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, collegial and responsive to the needs of Four Seasons.

These criteria are applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted categorical standards, which are part of the Board’s Corporate Governance Guidelines, which are attached to this circular and may be viewed on our website at www.fourseasons.com.  A director who qualifies as “independent” under these standards is:

•

an “unrelated” director who has no direct or indirect material relationship with Four Seasons, being a relationship that could, in the view of the Board, reasonably interfere with his or her independent judgment, and

•	“independent” for the purposes of the NYSE listing standards and the corporate governance policies of the Canadian Securities Administrators.

Members of the Audit Committee also must satisfy additional independence standards as contemplated by the rules made by certain of the Canadian Securities Administrators and the SEC (and adopted by the NYSE), which result in them being “independent” for those purposes as well.

Based upon information provided by each of the directors, the Corporate Governance Committee and the Board have affirmatively determined that the following 10 of the 12 nominees for election to the Board at the annual meeting are “unrelated” and “outside” or “non-management” directors under these standards: William D. Anderson, Brent Belzberg, Nan-b de Gaspé Beaubien, H. Roger Garland, Charles S. Henry, Heather Munroe-Blum, Ronald W. Osborne, J. Robert S. Prichard, Lionel H. Schipper, and Simon M. Turner. The Corporate Governance Committee and the Board have determined that eight of these directors also are “independent” under these standards: Messrs. Henry and Turner are deemed not to be independent under the listing standards of the NYSE as a result of each of them being a director of a company that owns a hotel that is managed by Four Seasons and that made payments in 2005 to Four Seasons and its subsidiaries of more than the greater of US$1 million or 2% of the company’s consolidated gross revenues. The Corporate Governance Committee and the Board have determined that Anthony Sharp should not be considered to be an “outside”, “unrelated” or “independent” director as a result of his familial relationship to Isadore Sharp, and that Isadore Sharp should not be considered to be “unrelated” or “independent” as a result of his being the Chief Executive Officer of Four Seasons.

Board Process

In addition to having two-thirds of the Board comprised of independent directors, we have adopted a variety of structures to allow for the independence of the Board from management, including the consideration of transactions and agreements in respect of which a director or executive officer has a material interest. Those structures include the appointment of a “lead director” (who is an “independent” director) with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management, the practice of having the non-management members of the Board meet as a group in executive sessions (with no members of management present) after every regularly scheduled meeting of the Board and otherwise as those directors may determine, following which the independent directors meet in executive session (with no members of management or non-independent directors present) and members of the Board having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and management by the Corporate Governance Committee. The position description of the lead director, which has been approved by the Board, is available on our website at www.fourseasons.com. The Board believes that it has functioned, and continues to function, independently of management.

Consistent with recommended governance practices, the Board and the Chief Executive Officer have developed position descriptions that define the limits of management’s responsibilities. In this regard, the Board has adopted a job description and statement of functions for the Chief Executive Officer that delegates to him the responsibility for overseeing the day-to-day management of Four Seasons’ business in accordance with strategic plans and operating and capital expenditure budgets approved by the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of courses of action that are being considered by management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting Four Seasons. The Board is satisfied that the Chief Executive Officer has reported to, and sought the consent of, the Board where necessary and appropriate.

Management, working with the Board and the Corporate Governance Committee, provides an orientation program and education program for new directors to familiarize them with Four Seasons and its business. On a continuing basis, management provides periodic presentations for the Board to ensure that directors are aware of major business trends and industry practices, and directors are free to contact the Chief Executive Officer and other members of the Management Committee at any time to discuss any aspect of our business. The provision of lodging and food and beverage privileges at properties we manage in accordance with industry practice (which do not compromise the independence of our directors) also encourages direct, on-site experience by directors with our business.

The Board is scheduled to meet six times a year and meets more frequently, if required. During 2005, the Board held nine meetings and nine meetings of the directors who are independent for purposes of the corporate governance policies of the Canadian Securities Administrators (two of whom may not be considered to be independent under the listing standards of the NYSE). In 2005, the directors listed below attended in person or by telephone the number of meetings of the Board of Directors and its Committees shown in the following table.

Number of Meetings Attended During 2005
	Board	Committees
William D. Anderson(1)	4 of 4	4 of 4
Nan-b de Gaspé Beaubien	9 of 9	13 of 13
Brent Belzberg(2)	9 of 9	6 of 7
H. Roger Garland	9 of 9	N/A
Charles S. Henry	9 of 9	8 of 8
Heather Munroe-Blum	8 of 9	8 of 8
Ronald W. Osborne	9 of 9	6 of 6
J. Robert S. Prichard	9 of 9	8 of 8
Lionel H. Schipper	9 of 9	11 of 11
Anthony Sharp	8 of 9	N/A
Isadore Sharp	9 of 9	N/A
Simon M. Turner	9 of 9	5 of 5

(1)	Mr. Anderson was elected to the Board and appointed to the Audit Committee and Human Resources Committee on May 25, 2005. The Board held four meetings in 2005 following Mr. Andersons election.
(2)	Mr. Belzberg was appointed to the Audit Committee on May 25, 2005.

Summary of Board and Committee Meetings Held in 2005:
Board	9
Audit Committee	6
Human Resources Committee	5
Corporate Governance Committee	8

Since January 1, 2006, the Board has held two meetings and there have been two meetings of the independent directors. Each of these meetings, in addition to all Committee meetings held since January 1, 2006, was attended in person or by telephone by all of the directors listed above.

Board Assessment

Annually, under the supervision of our Corporate Governance Committee, our directors conduct a formal annual evaluation of the performance and effectiveness of the Board and each of its Committees. This annual evaluation includes an assessment of the individual directors and their attributes that contribute to an effective Board. A written evaluation process is complemented with individual interviews with a member of the Corporate Governance Committee. The resulting data is analyzed by the Corporate Governance Committee and the Board and is used to assist in refinements to our ongoing governance process.

Committees of the Board

The Board has established three standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below, and their charters may be viewed on our website at www.fourseasons.com. Each Committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. Each Committee is chaired by an “independent” director. The Board has approved a position description for the chairs of these committees, which are available on our website at www.fourseasons.com.

Composition of Committees

The members of the Committees are appointed annually by the Board upon the recommendation of the Corporate Governance Committee. In considering the composition of each Committee, the Corporate Governance Committee and the Board consider, among other things, the expertise, experience and independence that the members bring to the Committee individually and as a group.

All of the directors who currently are members of the Committees and were members of the Committees in 2005 are “unrelated” and “outside” directors. In 2005, the Human Resources Committee and the Corporate Governance Committee also included a director who was a nominee of Kingdom Investments Inc. As discussed above, Messrs. Turner and Henry may not be considered independent as a result of certain deeming provisions under the governance standards of the NYSE and rules made by the Canadian Securities Administrators and the SEC. The Corporate Governance Committee and the Board believe that the continued involvement of Mr. Henry and Mr. Turner has been, and will continue to be of significant benefit to the Committees on which they may serve, the Board and Four Seasons as a result of the expertise and experience that they bring to that process and the perspective that they bring to the issues considered by the Committees as representatives of a significant shareholder and does not compromise the independence of those Committees.

The Board, upon the recommendation of the Corporate Governance Committee, has determined that the Chair of the Audit Committee, Mr. Osborne, is a financial expert for the purposes of a rule made under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committee are “financially literate” as contemplated by the rule made by certain of the Canadian Securities Administrators and the governance standards of the NYSE. The SEC has indicated that the designation of Mr. Osborne as an audit committee financial expert does not make Mr. Osborne

(and others who may be similarly designated) an “expert” for any purpose, impose any duties, obligations or liabilities on Mr. Osborne that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other members of the Audit Committee. When considering criteria for determinations of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and cash flow statement of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by Four Seasons financial statements.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Four Seasons without the prior approval of the Audit Committee and the Corporate Governance Committee. None of the members of the Audit Committee serves on the audit committee of more than three other public companies other than Mr. Osborne, who accepted a position on a fourth audit committee after consultation with, and the approval of, the Audit Committee, the Corporate Governance Committee and the Board, all of which have determined that such simultaneous service would not impair Mr. Osbornes ability to effectively serve on the Audit Committee.

Audit Committee

Members - Ronald Osborne (Chair), William D. Anderson, Brent Belzberg, Lionel H. Schipper.

The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of our financial statements,
•	compliance by Four Seasons with legal and regulatory requirements in respect of financial disclosure,
•	the qualification, independence and performance of our independent auditor, and
•	the performance of the Chief Financial Officer and internal auditor.

In addition, the Audit Committee provides an avenue for communication between the internal auditor, the independent auditor, financial management, other employees and the Board concerning accounting and auditing matters.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight with the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services. The Audit Committee has the primary oversight responsibility for our financial reporting, risk management and internal controls. It has the sole authority to hire and fire the independent auditor, approve significant non-audit relationships with our independent auditor and the terms of and fees for audit and non-audit engagements. The Audit Committee has unrestricted access to our personnel and documents and to our independent auditor and takes advantage of such access as it deems necessary. The Audit Committee meets to review and discuss the annual and quarterly financial statements and accompanying management’s discussion and analysis and recommends their approval to the Board. It is not, however, the responsibility of the Audit Committee to determine that our financial statements are complete and accurate and in accordance with generally accepted accounting principles (“GAAP”), which is the responsibility of management, or to plan and conduct audits of our financial statements, which is the responsibility of the independent auditor. The Audit Committee assesses the independence of the independent auditor and the independent auditor’s other relationships with Four Seasons, reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the independent auditor regarding financial reporting and internal controls. The Audit Committee has adopted policies and procedures regarding services provided by the independent auditor that, among other things, require the pre-approval by the Audit Committee of the audit and non-audit services performed by the independent auditor. The Audit Committee also will review the hiring by Four Seasons of partners or managers of the independent auditor who have been involved in a recent audit.

The Audit Committee reviews significant accounting policies and principles and is updated regularly about current accounting issues and developments and has explained to it, among other things, the various alternatives available under GAAP (and the consequences of those alternatives) that could result in lower revenues and/or profits and higher asset write-offs and/or greater liabilities. The Audit Committee updates the Board of the foregoing as necessary. The Audit Committee reviews the competence of key partners and managers of the independent auditor. In addition, the Audit Committee reviews relevant analyst reports and press accounts of our accounting practices and disclosures.

The Audit Committee has implemented employee complaint procedures for accounting and auditing matters, pursuant to which directors, officers and employees of Four Seasons, its subsidiaries and the properties they manage are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. Confidential complaint procedures have been established to facilitate the submission of complaints relating to any questionable accounting, internal accounting controls or auditing matters.

The Audit Committee charter provides that the Committee will meet at least quarterly and will meet separately with management periodically and will meet with the internal auditor and the independent auditor as appropriate. All meetings of the Committee include a session at which only members of the Committee are present. The Audit Committee met six times in 2005.

Detailed information about our Audit Committee, its charter and certain of its policies and procedures is contained in our Annual Information Form under the heading “Audit Committee Information”, which may be found on our website at www.fourseasons.com and at www.sedar.com.

Human Resources Committee

Members: Lionel H. Schipper (Chair), William D. Anderson, Nan-b de Gaspé Beaubien, Brent Belzberg, Simon Turner.

The Human Resources Committee assists the Board in discharging its responsibility relating to compensation of executives and approving and evaluating the compensation plans, policies and programs of senior executives or that otherwise are of significance to Four Seasons. The Human Resources Committee has the specific responsibility for the review and approval of corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluation of his performance against those goals and objectives, and making recommendations to the Board in respect of his compensation in the context of his performance. As outlined in the charter of the Human Resources Committee, the Committee also has responsibility for making recommendations with respect to retirement benefit plans, incentive and equity-based compensation plans and ensuring that programs related to manpower planning, management development, succession planning, career path planning and performance evaluation are effectively integrated with Four Seasons’ strategy. The Human Resources Committee also is responsible for producing an annual report on executive compensation.

The Human Resources Committee charter provides that the Committee will meet at least twice a year and more frequently as circumstances require. All meetings of the Committee include a session at which only members of the Committee are present. The Human Resources Committee met five times in 2005.

Corporate Governance Committee

Members: J. Robert S. Prichard (Chair and Lead Director), Nan-b de Gaspé Beaubien, Charles S. Henry, Heather Munroe-Blum.

In addition to making recommendations as to the size of the Board, standards for director independence, nominees for election as directors and the composition of Committees, the Corporate Governance Committee is intended to enhance our corporate governance process through the development and recommendation to the Board of appropriate corporate governance guidelines, administering the Code of Business Conduct and Ethics, assisting the Board and the Committees in their annual review of their performance and their charters and their oversight of the evaluation of management’s performance, reviewing and making recommendations to the Board with respect to the compensation of directors, reviewing and making recommendations with respect to succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance Committee also reviews the compensation and remuneration of the Board with a view to ensuring that it realistically reflects the responsibilities involved in being an effective director. The Corporate Governance Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues and to approve the engagement of independent advisors for individual directors at the expense of Four Seasons, if the need should arise.

The Corporate Governance Committee charter provides that the Committee will meet at least twice a year and more frequently as circumstances require. All meetings of the Committee include a session at which only members of the Committee are present. The Corporate Governance Committee met eight times in 2005.

Communicating to Shareholders

The Board is committed to an effective communications policy for the benefit of all stakeholders, including shareholders, debt holders, suppliers, guests, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, the Board also has a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information.

These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, Four Seasons holds regular information meetings or calls after the release of quarterly and annual results and holds meetings or calls in association with the release of other information by Four Seasons. All such meetings and calls are open to the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated. To increase accessibility, all such information is also available through our website.

Shareholders may communicate directly with non-management directors, through the Lead Director, by writing to: Lead Director of the Board of Directors, Four Seasons Hotels Inc., 1165 Leslie Street, Toronto, Ontario, M3C 2K8.

ADDITIONAL INFORMATION

Take-Over Bid Protection

Variable Multiple Voting Shares will be converted automatically into Limited Voting Shares upon any transfer, except:

•	a transfer within the immediate family of Isadore Sharp (so long as the family beneficially owns a majority of the outstanding Variable Multiple Voting Shares), or
•

a transfer of a majority of the outstanding Variable Multiple Voting Shares to a purchaser who (i) has offered to purchase all outstanding Variable Multiple Voting Shares and will, as a result, have acquired a majority of the outstanding Variable Multiple Voting Shares and (ii) offers to purchase all outstanding Limited Voting Shares for a per share consideration equal to that offered for the Variable Multiple Voting Shares.

Triples Holdings Limited, which owns all of the outstanding Variable Multiple Shares, has entered into an agreement with Montreal Trust Company of Canada, as trustee for the benefit of the holders of the Limited Voting Shares, that has the effect of preventing transactions that otherwise would deprive the holders of Limited Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Variable Multiple Voting Shares had been Limited Voting Shares.

Sale of Control Agreement

At a special meeting held on December 19, 1989, the shareholders of Four Seasons approved an agreement pursuant to which Isadore Sharp surrendered an option, which had been granted to him on December 6, 1985, to acquire 500,000 Limited Voting Shares at an exercise price of $12.60 per share (which, as a result of a subsequent share

“split”, in 1989 entitled Mr. Sharp to acquire 1,000,000 Limited Voting Shares at an exercise price of $6.30 per share), and Four Seasons and its principal operating subsidiary, Four Seasons Hotels Limited, agreed that Four Seasons Hotels Limited will make a payment to Mr. Sharp on an arms-length sale of control of Four Seasons. The first portion of the payment will be an amount equal to 5% of the product of (i) the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of the sale, and (ii) the per share consideration received by holders of Limited Voting Shares minus $6.30. If the per share consideration received by holders of Limited Voting Shares on the sale is equal to or more than 125% of the weighted average price of Limited Voting Shares traded in board lots on the TSX during the period commencing six months and ending one month before the first public announcement of the sale, Mr. Sharp will be entitled to an additional payment equal to 5% of the product of (i) the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of the sale, and (ii) the per share consideration received by holders of Limited Voting Shares minus $20.84.

The right to receive the two payments may be transferred among members of Mr. Sharps family, their holding companies and trusts. Upon the death of Mr. Sharp, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.

Approval By Board Of Directors

The Board has approved the contents and sending of this management information circular.

Additional Information

Financial information about us is provided in our Consolidated Financial Statements for the year ended December 31, 2005 and related Management’s Discussion and Analysis. We will provide copies of these documents upon receipt of a request to our Corporate Secretary at 1165 Leslie Street, Toronto, Ontario M3C 2K8. These documents and additional information about us may be found at our website at www.fourseasons.com and at www.sedar.com.

RANDOLPH WEISZ Executive Vice President General Counsel and Secretary
April 4, 2006

SCHEDULE A

RATIFICATION AND CONFIRMATION OF VOTING RIGHTS ADJUSTMENT

MECHANISM OF THE VARIABLE MULTIPLE VOTING SHARES

RESOLVED THAT the continuation of the application of the mechanism to adjust the voting rights of the Variable Multiple Voting Shares upon the issuance of Limited Voting Shares as set out in the provisions attaching to the Variable Multiple Voting Shares is hereby ratified and confirmed.

SCHEDULE B

FOUR SEASONS HOTELS INC.

CORPORATE GOVERNANCE GUIDELINES

INTRODUCTION

The Board of Directors of the Company is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the shareholders of the Company. The Board of Directors, acting on the recommendation of its Corporate Governance Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and management should perform their functions.

GUIDELINES

Board Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board approves the strategic direction of the Company and oversees the performance of the Company’s business and management. The management of the Company is responsible for presenting strategic plans to the Board for review and approval and for implementing the Company’s strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company’s senior executives and outside advisors and auditors. The directors also should be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board Size

It is the current view of the Board of Directors that the Board should consist of no more than 15 members to facilitate its effective functioning.

Chairman of the Board and Chief Executive Officer

The Board of Directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a “lead director” appointed by the Board of Directors from among its independent members, who should also serve as chair of the Corporate Governance Committee. The Lead Director and the Chief Executive Officer should carry out their responsibilities in accordance with their written position descriptions.

As in effect March 2006

Selection of Directors

As provided in the Corporate Governance Committee’s Charter, the Corporate Governance Committee will be responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors, based primarily on the following criteria:

•	judgment, character, expertise, skills and knowledge useful to the oversight of the Company’s business,
•	diversity of viewpoints, backgrounds, experiences and other demographics,
•	business or other relevant experience, and
•

the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, collegial and responsive to the needs of the Company.

The Corporate Governance Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors (that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Continuation as a Director

Directors (other than the Chairman) who have passed their 72nd birthday will not be eligible for re-election unless a specific determination to the contrary is made by the Board of Directors upon the recommendation of the Corporate Governance Committee.

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the chair of the Corporate Governance Committee. The Corporate Governance Committee will review that director’s continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Human Resources Committee and the Corporate Governance Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter. Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance Committee. A director may serve on more than one committee and committee membership may be rotated periodically as necessary or advisable. The Board of Directors, taking into account the recommendation of the Corporate Governance Committee, will designate one member of each committee as chairperson of that committee. As set out above, at such times as there is a Lead Director, he or she shall serve as the chairperson of the Corporate Governance Committee. Committee chairpersons shall carry out their responsibilities in accordance with their respective written position descriptions. Committee chairpersons may be rotated periodically as well.

Evaluating Board and Committee Performance

The Board of Directors and each committee will conduct an annual self-evaluation as provided in its respective charter.

As in effect March 2006

Board and Committee Meetings

The Board and each committee should meet as provided in its respective charter.

An agenda for each meeting of the Board of Directors and each committee meeting will be provided to each director and each member of the relevant committee. Any director or member of a committee may suggest the inclusion of subjects on the agenda of meetings of the Board of Directors or a committee. Each director and each member of a committee is free to raise at a meeting of the Board of Directors or a committee meeting, respectively, subjects that are not on the agenda for that meeting.

Materials provided to the directors for meetings of the Board of Directors and committee meetings should provide the information needed for the directors and members of the committee, respectively, to make informed judgments or engage in informed discussions.

To ensure strong communication with the Chief Executive Officer, the non-management directors will meet with the Chief Executive Officer (with no other members of management present) before every regularly scheduled Board meeting. To ensure free and open discussion and communication among directors, the non-management directors will meet in executive session (with no members of management present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine, following which the independent directors will meet in executive session (with no members of management or non-independent directors present). The Chair of the Corporate Governance Committee will preside at these executive sessions, unless the directors present at such meetings determine otherwise. Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting. All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee. Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Corporate Governance Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Corporate Governance Committee.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance. All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director’s attendance.

Participation in Meetings. Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors should conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

As in effect March 2006

Interlocking Directorships. No director should serve on more than two other public company boards of directors on which another director of the Company serves.

Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer and other members of the Company’s Management Committee at any time to discuss any aspect of the Company’s business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Management, working with the Board of Directors, will provide an orientation and education program for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors. All new directors will participate in this program, which should be completed within four months of a director first joining the Board of Directors. In addition, management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

As in effect March 2006

Schedule 1

FOUR SEASONS HOTELS INC.

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•

Review and approve the strategic plan and business objectives of the Company that are submitted by management and monitor the implementation by management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•

Review the principal business risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•

Ensure, with the assistance of the Corporate Governance Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance Committee.

•

Ensure internal controls and management information systems for the Company are in place, are evaluated as part of the internal auditing process and reviewed periodically on the initiative of the Audit Committee.

•

Assess the performance of the Company’s executive officers, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such executive officers based on determinations and recommendations made by the Human Resources Committee.

•	Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.
•

Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board; appoint directors to fill vacancies on the Board; appoint members of the various committees of the Board; and, establish the form and amount of director compensation.

COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board shall be comprised of that number of individuals which will permit the Board’s effective functioning. The appointment and removal of directors of the Board shall occur in accordance with the Company’s by-laws. A majority of the Board of Directors of the Company should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The Board of Directors has adopted a set of categorical standards for determining whether

As in effect March 2006

directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A. A majority of the Board of Directors shall be “resident Canadians”, as contemplated by the Business Corporations Act (Ontario).

MEETINGS

The Board of Directors shall meet at least four times each year and more frequently as circumstances require. All members of the Board of Directors should strive to be at all meetings. The Board of Directors may meet separately, periodically, without management, and may request any member of the Company’s Management Committee or the Company’s outside counsel or independent auditor to attend meetings of the Board or with advisors thereto.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following three committees: the Audit Committee; the Human Resources Committee; and the Corporate Governance Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Board of Directors through the Corporate Governance Committee shall, in a manner it determines to be appropriate:

•

Conduct a review and evaluation of the performance of the Board of Directors and its members and committees, including the compliance of the Board with this Charter. This evaluation will focus on the contribution of the Board of Directors to the Company and specifically focus on areas in which the directors and management believe that the contribution of the Board of Directors could be improved.

•	Review and assess the adequacy of this Charter.

As in effect March 2006

FOUR SEASONS HOTELS INC.

Appendix A

CATEGORICAL STANDARDS FOR DETERMINING

INDEPENDENCE OF DIRECTORS

For a director to be considered independent:

•

under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgement, and

•	under the rules of the New York Stock Exchange, the Board of Directors must affirmatively determine that the director has no material relationship (directly or indirectly) with the Company.

The Board of Directors, upon the recommendation of the Corporate Governance Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company. The Board of Directors has determined that:

(i)	A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.
(ii)

Unless a specific determination to the contrary is made by the Corporate Governance Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•

Employment: Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate[2] of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”);

•	Direct Compensation: Receives (or has received) more than $75,000 during any twelve-month period in direct compensation from the Company Group (other than director fees and

______________

1         A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

2         A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). An “affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

As in effect March 2006

committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

•

Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•

Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group as a result of which that person makes payments to, or receives payments from, the Company Group for property or services in any fiscal year that, in aggregate, account for more than 2% or US$1,000,000 (whichever is greater) of that person’s consolidated gross revenues;

•

Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

______________

3         Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment. Receipt of compensation by an immediate family member need not preclude a director from being considered independent if that family member is a non-executive employee.

As in effect March 2006